September 11, 2009

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. William Thompson

Branch Chief

Re:	Debt Resolve, Inc.
Item 4.02 Form 8-K
Filed August 19, 2009
File No. 1-33110

Ladies and Gentlemen:

We received your August 20, 2009 letter containing two comments to our Form 8-K filed August 19, 2009, and have the following responses:

Comment No. 1: Please disclose the effect of the errors on your financial statements for the periods referred to in your description of the facts underlying your conclusion in the first paragraph provided pursuant to paragraph (a)(2) of Item 4.02 of Form 8-K.

In response to the staff’s comment, we understand the need to disclose the effects of the errors in the company’s financial statements. In the accompanying draft Form 8-K/A, as additional disclosure in the first paragraph, we inserted the following language that describes the estimated effects of the corrections on each financial statement period being restated:

“The effect of the adjustment is an increase in net loss of $1,354,630 for the three and six months periods ended June 30, 2008, a decrease in net loss of $30,000 for the three months ended September 30, 2008 and an increase of $1,324,630 in net loss for the nine months ended September 30, 2008. There was no effect on cash flows from operating, investing or financing for either period.”

Comment No. 2: We note the disclosure in Form 10-Q filed August 19, 2009 regarding the restatement for the three and six month periods ended June 30, 2009. Please tell us your basis in GAAP for charging the fair value of shares issued for fundraising costs to expense as opposed to debt issuance costs to be amortized over the contractual or estimated life of the related debt or against offering proceeds related to equity offerings.

We reviewed the staff’s comment with respect to the share issuances referred to in the first paragraph of our Form 8-K and advise you that the share issuances are comprised of 850,000 shares we issued in exchange for consulting services rendered and 50,000 shares we issued as a concession to an investor in anticipation that we may be in default on the note payable. We recognized the expense based on the value of the shares issued using the closing price on the dates of issuance. In the accompanying draft Form 8-K/A, we added disclosure regarding the basis for our accounting treatment of the share issuances and will include the modified disclosure in the restated financial statements to be included in the amended Form 10-Q filings for the periods ended June 30, 2008 and September 30, 2008, and in related disclosures within our future filings.

We wish to bring to the staff’s attention a typographical error in the Form 8-K with respect to the share figure stated in section (iii) of the first paragraph that reads as follows: “and (iii) the recording of a 450,000 share issuance on April 1, 2008 for fundraising costs that was originally recorded using a valuation date of May 29, 2008.” The share figure is correctly stated as 400,000 shares in the accompanying draft Form 8-K/A, and has no actual effect on the Form 8-K or financial statements filed.

            Should any member of the Commission’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Form 8-K, please do not hesitate to contact me at (914) 949-5500, ext. 238.

Very truly yours,

/s/David M. Rainey
David M. Rainey
Interim CEO, President and CFO

cc:	Mr. Anthony Watson
Staff Accountant

Spencer G. Feldman, Esq.
Greenberg Traurig, LLP

Debt Resolve, Inc., 150 White Plains Road, Suite 108, Tarrytown, NY 10591

v 914.949.5500 f 914.202.0979 info@debtresolve.com

DEBT RESOLVE, INC.

150 White Plains Road, Suite 108

Tarrytown, New York 10591

September 3, 2009

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. William Thompson
Branch Chief

Re:	Debt Resolve, Inc.

Item 4.02 Form 8-K

Filed August 19, 2009

File No. 1-33110

Ladies and Gentlemen:

In connection with Debt Resolve’s response to comments received from the staff of the U.S. Securities and Exchange Commission by letter dated August 20, 2009, Debt Resolve acknowledges:

1.        Debt Resolve is responsible for the adequacy and accuracy of the disclosure in the filing;

2.        Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.        Debt Resolve may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

DEBT RESOLVE, INC.

By: /s/ David M. Rainey
David M. Rainey
Interim CEO, President and CFO

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K
(Amendment No. 1)

 CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): August 14, 2009

Commission File Number 1-33110

DEBT RESOLVE, INC.

(Exact name of Registrant as specified in its charter)

Delaware	33-0889197
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

150 White Plains Road, Suite 108

Tarrytown, New York 10591

(Address of principal executive offices)

(914) 949-5500

(Registrant's telephone number)

This Current Report on Form 8-K is filed by Debt Resolve, Inc., a Delaware corporation (“Registrant”), in connection with the items described below.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On August 14, 2009, our Board of Directors concluded that its previously issued financial statements as of and for the three and six month periods ended June 30, 2008, and the three and nine month periods ended September 30, 2008, should no longer be relied upon as a result of the Company having erroneously accounted for Company common stock issuances in the three months ended June 30, 2008, consisting of the recording of (i) a 450,000 share issuance for consulting fees that was not previously recorded, (ii) the recording of a 50,000 share issuance as a concession to an investor that was originally recorded in the three months ended September 30, 2008, and (iii) the recording of a 400,000 share issuance on April 1, 2008 for consulting fees that was originally recorded using a valuation date of May 29, 2008. The effect of the adjustment is an increase in net loss of $1,354,630 for the three and six months periods ended June 30, 2008, a decrease in net loss of $30,000 for the three months ended September 30, 2008 and an increase of $1,324,630 in net loss for the nine months ended September 30, 2008. There was no effect on cash flows from operating, investing or financing for either period.

On August 27, 2009, our Board of Directors concluded that our previously issued financial statements as of and for the three and six-month periods ended June 30, 2008, and the three and nine-month periods ended September 30, 2008, included assets and liabilities from discontinued operations in its’ assets and liabilities from continuing operations. We estimate that as of June 30, 2008, $122,083 of our assets should be classified as current assets from discontinued operations and $2,411,086 of our liabilities should be classified as current liabilities from discontinued operations. We estimate that as of September 30, 2008, $9,438 of our assets should be classified as current assets from discontinued operations and $2,323,677 of our liabilities should be classified as current liabilities from discontinued operations.

Accordingly, we will restate our financial statements as of and for the three and six months ended June 30, 2008, and as of and for three and nine months ended September 30, 2008, by disclosing the effect of these errors in an amended Form 10-Q for the periods ended June 30, 2008 and amended Form 10-Q for the periods ended September 30, 2008. The amended Form 10-Q for the periods ended June 30, 2008 and September 30, 2008 will reflect the reclassification of assets and liabilities from discontinued operations as noted above. We expect to file the amended Reports within the next fifteen (30) days.

The errors in the financial statements as of and for the three and six-month periods ended June 30, 2008, and the three and nine-month periods ended September 30, 2008, were discovered in connection with our preparation and review of our Annual Report for the year ended December 31, 2008.

The Audit Committee of the Board of Directors authorized the Chief Financial Officer of the Registrant to discuss with the registrant’s independent accountant who agreed that the Company’s quarterly financial statements could not be relied upon and needed to be restated as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEBT RESOLVE, INC.

(Registrant)

September 10, 2009	/s/ David M. Rainey
David M. Rainey
Interim Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary
(Principal Executive Officer)